Exhibit 21.1

SUBSIDIARIES OF SITEONE LANDSCAPE SUPPLY, INC.

As of the date of this filing, SiteOne Landscape Supply, Inc. has the following subsidiaries:

Entity Name	Jurisdiction of Formation
SiteOne Landscape Supply Midco, Inc.	Delaware
SiteOne Landscape Supply Bidco, Inc.	Delaware
SiteOne Landscape Supply Holding, LLC	Delaware
SiteOne Landscape Supply, LLC	Delaware
SiteOne Landscape Supply, Ltd.	Ontario, Canada
LESCO, Inc.	Ohio
Green Resource, LLC	North Carolina
GR4, LLC	North Carolina
Hydro-Scape Products, Inc.	California
Bissett Equipment Corp.	New York
American Builders Supply, Inc.	California
ABS Logistics LLC	Nevada
MasonryClub, Inc.	California
Canoga Masonry Supply, Inc.	California